RATIO OF EARNINGS TO FIXED CHARGES EXHIBIT 12

Three Months Ended June 30, 2000

(In Thousands)

Earnings
Income before interest expense	$18,860

Add:
Income tax items	6,013
Income tax on other income	576
Amortization of debt discount, premium expense	152
AFUDC - borrowed funds	97
Interest on rentals	473
Total earnings before interest and taxes	$26,171

Fixed Charges
Interest on long-term debt	$ 5,961
Other interest	508
Amortization of debt discount, premium expense	152
Interest on rentals	473
Total fixed charges	$ 7,094

Ratio of Earnings to Fixed Charges	3.69x